UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
          Suspension of Duty to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934.

                     COMMISSION FILE NUMBER:      1-8517


                          The Quick & Reilly Group, Inc.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 230 South County Road, Palm Beach, Florida 33840
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                      INCLUDING AREA CODE, OF REGISTRANT'S
                           PRINCIPAL EXECUTIVE OFFICES)

                           Common Stock, $.10 per share
             (TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

                                       None
          (TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY TO
                FILE REPORTS UNDER SECTION 13(A) OR 15(D) REMAINS)

              Please place an X in the box(es) to designate the ap-propriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)       [x]         Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(1)(ii)      [ ]         Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(ii)  [ ]
         Rule 12g-4(a)(2)(ii)      [ ]         Rule 15d-6            [ ]
         Rule 12h-3(b)(1)(i)       [x]

             Approximate number of holders of record as of the certifica-
         tion or notice date:   1

             Pursuant to the requirements of the Securities Exchange Act of 1934, The Quick & Reilly Group, Inc. has caused this certification/notice to be signed on its behalf by the under-signed duly authorized person.

         DATE: February 3, 1998      BY:/s/ Thomas C. Quick
                                       Name:  Thomas C. Quick
                                       Title: President

         Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities





         Exchange Act of 1934. The registrant shall file with the Com-mission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.